                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                         Form 40-F
                      -------                                -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                        No    X
                -------                                   -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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               Taiwan Semiconductor Manufacturing Company Limited
                            For the month of May 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC
3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of April 2003.

1) The trading of directors, supervisors, executive officers and 10% shareholders:

---------------------------------------------------------------------------------------------------------------------------------
    Title                    Name              Number of shares held             Number of         Number of            Changes
                                                 when elected (for            shares held as     shares held as
                                                   Directors and              March 31, 2003     April 30, 2003
                                              Supervisors as April 14,
                                                        2000)
---------------------------------------------------------------------------------------------------------------------------------
President             Rick Tsai                                                 19,491,738         19,391,738           -100,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President        Quincy Lin                                                19,995,152         19,985,152            -10,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President        Mark Liu                                                   7,899,370          7,869,370            -30,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President        J. B. Chen                                                 5,385,520          5,349,520            -36,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President        Chung-Shin Hsu                                               760,782            724,782            -36,000
---------------------------------------------------------------------------------------------------------------------------------
Senior Director       Lora Ho                                                    1,413,323          1,413,323                  0
---------------------------------------------------------------------------------------------------------------------------------
Senior Director       L.C. Tu                                                    6,476,930          6,467,930             -9,000
---------------------------------------------------------------------------------------------------------------------------------
Senior Director       Jan Kees van Vliet                                           104,117            104,117                  0
---------------------------------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3) The acquisition of assets: (Unit:$Thousand)

       Description of assets                                            Purchase price
-----------------------------------------------------------------------------------------
Manufacturing Equipment                                                       NT$313,159
-----------------------------------------------------------------------------------------
ABN AMRO Bond Fund                                                            NT$350,000
-----------------------------------------------------------------------------------------
ABN AMRO Select Bond Fund                                                     NT$600,000
-----------------------------------------------------------------------------------------
Global Liquidity U.S. Dollar Fund                                              US$40,000
-----------------------------------------------------------------------------------------
US$ Liquid Reserves Fund                                                       US$60,000
-----------------------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand): None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Taiwan Semiconductor Manufacturing Company Ltd.


Date: May 26, 2003           By /s/ Harvey Chang
                                -----------------------------------------------
                                Harvey Chang
                                Senior Vice President & Chief Financial Officer